UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. —)*

RENTRAK CORPORATION
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
760174 10 2
(CUSIP Number)
Robert S. Hart, Esq.
5424 Deloache Avenue
Dallas, Texas 75220
(214) 378-5301
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
September 22, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	760174 10 2

1	NAMES OF REPORTING PERSONS Mark Cuban

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		972,900

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		972,900

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	972,900

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
(1) Based on 11,221,873 shares of common stock of the issuer outstanding on August 1, 2011.

Page 2 of 5 Pages

Item 1.	Security and Issuer
This statement relates to the Common Stock, par value $0.001 per share (the “Common Stock”), issued by Rentrak Corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 7700 NE Ambassador Place, Portland, Oregon 97220.

Item 2.	Identity and Background
(A) Mark Cuban
(B)	5424 Deloache Avenue Dallas, TX 75220
(C) Mr. Cuban is a private business owner and investor.
(D) During the last five years, Mr. Cuban has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(E) During the last five years, Mr. Cuban has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in him being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(F) Mr. Cuban is a citizen of the U.S.A.

Item 3.	Source and Amount of Funds or Other Consideration
Through a personal investment account, the shares of Common Stock were purchased for an aggregate purchase price of $9,268,864 using personal funds of Mr. Cuban.

Item 4.	Purpose of Transaction
Mr. Cuban acquired the shares of Common Stock for investment purposes. Mr. Cuban intends to assess his investment in the Issuer from time to time on the basis of various factors, including, without limitation, the Issuer’s business, financial condition, results of operations and prospects, general economic, market and industry conditions, including the market price of the Common Stock, as well as other developments and other investment opportunities.
Depending upon the foregoing factors or any other factors deemed relevant by Mr. Cuban, he may acquire additional shares of Common Stock in open market transactions, privately negotiated transactions or otherwise. He may also determine to dispose of all or part of the shares of Common Stock in open market transactions, privately negotiated transactions or otherwise. Any acquisition or disposition may be effected by Mr. Cuban at any time without prior notice.

Page 3 of 5 Pages

Depending upon a variety of factors, including the foregoing. Mr. Cuban may from time to time and at any time, in his sole discretion, consider, formulate and implement various plans or proposals intended to enhance the value of his current or future investment in the Issuer, enhance shareholder value or enhance the value of the Issuer’s assets, or that may involve other extraordinary matters relating to the Issuer, including, among other things, proposing or effecting any transaction or matter that would constitute or result in any of the transactions, matters or effects enumerated in Item 4(a)-(j) of Schedule 13D.
The information set forth in this Item 4 is subject to change from time to time and at any time, and there can be no assurances that Mr. Cuban will or will not take, or cause to be taken, any of the actions described above or any similar actions. Except as described herein, Mr. Cuban does not have any present plans or proposals that would result in, or relate to, any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer
(A) All percentages set forth in this statement are based on 11,221,873 shares of Common Stock reported in the Issuer’s Quarterly Report filed with the Securities and Exchange Commission on August 9, 2011. As of the date of the filing of this Schedule 13D, Mr. Cuban is the beneficial owner of 972,900 shares of Common Stock, which represents approximately 8.7% of the shares of Common Stock outstanding.
(B) Mr. Cuban has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 972,900 shares of Common Stock.
(C) The following table discloses the transactions in shares of Common Stock during the past 60 days by Mr. Cuban:

Date	Type of Transaction	Number of Shares	Price per share
8/19/2011	Open Market	35,600	$11.5752
8/22/2011	Open Market	51,668	$11.5606
8/22/2011	Private Transaction	120,000	$11.52
(D) Not applicable.
(E) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Not Applicable.

Item 7.	Material to Be Filed as Exhibits
Not Applicable.

Page 4 of 5 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 22, 2011	/s/ Mark Cuban
Mark Cuban

Page 5 of 5 Pages